FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2006

CROW TECHNOLOGIES 1977 LTD.
(Translation of Registrant’s name into English)

12 Kineret Street, Airport City, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Information contained in this Form 6-K

The Company hereby announces that on November 12, 2006 the Annual General Meeting of Shareholders was held, during which the following resolutions were approved and adopted:

1.	To reelect the current members to the Company’s Board of Directors to hold office until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified (the external directors, messrs. Uri Bar-Ner and Alex Verber will continue their tenure pursuant to the Israeli Companies Law);

2.	To renew the appointment of the firm of Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global) as the Company’s independent auditors for the year ending December 31, 2006 and until the Company’s next annual general meeting and authorize the Audit Committee of the Company to determine their remuneration.

3.	To ratify and approve the amendment of the Company’s current Memorandum of Association as follows:

(i) to replace Section 2 of the current Memorandum of Association of the Company with the following section: “the objectives of the Company shall be as determined in the Articles of Association of the Company, as may be amended from time to time”

(ii) to replace Section 4 of the current Memorandum of Association of the Company with the following section: “the registered share capital of the Company shall be as determined in the Articles of Association of the Company, as may be amended from time to time”.

4.	To ratify and approve an increase in the registered share capital of the Company and the amendment to the current Articles of Association of the Company as follows:

“to increase the registered share capital of the Company to NIS 15,000,000 (divided into 60,000,000 ordinary shares par value NIS 0.25 each) and to replace Section 4.1 of the Company’s current Articles of Association with the following Section “the registered share capital of the Company is NIS 15,000,000, divided into 60,000,000 ordinary shares par value NIS 0.25 each.”

5.	To renew the Services Agreement dated June 1, 2003 between the Company and Mr. Meir Jacobson, chairman of the board of directors of the Company, for a further term of thirty six (36) months commencing as of July 1, 2006, subject to earlier termination by either party by thirty (30) days prior written notice. The remaining terms of the original agreement shall remain unchanged.

6.	To ratify and approve the investment transaction pursuant to that certain Share Purchase Agreement dated September 12, 2006 (including all exhibits and schedules attached thereto) between the Company, Fortissimo Capital G.P., L.P. and its affiliated entities, and others, and all transactions contemplated thereunder.

In addition, review and discussion of the audited Consolidated Financial Statements of the Company for the year ended December 31, 2005 was conducted.

Furthermore, the board of directors of the Company presented their report concerning audit and non-audit services performed by Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global), the independent auditors of the Company, and the remuneration paid to the independent auditors in performing such services, following the approval of such remuneration by the Audit Committee and board of directors of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2006	Crow Technologies 1977 Ltd. By: /s/ Shmuel Melman —————————————— Shmuel Melman Chief Executive Officer